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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                                                                                          April 2005

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Third Fiscal Quarter Ended 1/31/2005 Interim Financial Statements

      Form 52-109FT2: CEO Certification of Annual Filings During Transition Period

      Form 52-109FT2: CFO Certification of Annual Filings During Transition Period

      Third Fiscal Quarter Financial Statements: Management’s Discussion and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.      Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.      Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM BALANCE SHEETS

January 31, 2005 and April 30, 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	January 31,	April 30,
	2005	2004

ASSETS
Cash and cash equivalents	$ 14,733	$ 50,558
GST receivable	2,642	4,327
Inventory – Note 6	10,735	-
Notes and accrued interest receivable – Note 6	-	121,664

	28,110	176,549

Rights – Note 6	123,610	-

	$ 151,720	$ 176,549

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$ 37,910	$ 26,495

SHAREHOLDERS’ EQUITY

Share Capital – Notes 4 and 7	207,342	371,592
Contributed surplus – Note 7	168,750	-
Deficit	(262,282)	(221,538)

	113,810	150,054

	$ 151,720	$ 176,549

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

for the three and nine months ended January 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	January 31,		January 31,
	2005	2004	2005	2004

General and Administrative Expenses
Accounting, audit and legal fees – Note 5	$ 9,733	$ 24,837	$ 17,917	$ 32,344
Consulting fees	8	1,250	1,633	1,250
Equipment rental – Note 5	1,500	1,500	4,500	4,500
Filing fees	120	300	4,600	3,188
Interest and bank charges	49	58	250	231
Investor relations	-	3,251	505	6,339
Office and miscellaneous – Note 5	750	750	2,280	2,251
Promotion	-	192	1,481	1,002
Rent – Note 5	2,250	2,250	6,750	6,750
Transfer agent	-	2,408	2,959	6,782
Travel	-	-	-	1,729

Loss before other item	(14,410)	(36,796)	(42,875)	(66,366)

Other item
Interest income	51	3,188	2,131	8,549

Net loss for the period	$ (14,359)	$ (33,608)	$ (40,744)	$ (57,817)

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

for the three and nine months ended January 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	January 31,		January 31,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (14,359)	$ (33,608)	$ (40,744)	$ (57,817)
Item not involving cash
Interest accrual on notes receivable	-	-	(1,946)	-
Changes in non-cash working capital
items related to operations:
GST receivable	3,303	(2,729)	1,685	89
Inventory	-	-	(10,735)	-
Prepaid expenses	178	956	-	9,700
Accounts payable and accrued
liabilities	15,530	6,735	11,415	2,111

	4,652	(28,646)	(40,325)	(45,917)

Investing Activities
Notes and accrued interest receivable	-	(2,421)	-	(36,883)
Deferred investment expenses	-	(10,000)	-	(29,882)

	-	(12,421)	-	(66,765)

Financing Activity
Shares issued for cash	-	-	4,500	-

Increase (decrease) in cash during the period	4,652	(41,067)	(35,825)	(112,682)

Cash and cash equivalents,
beginning of the period	10,081	115,534	50,558	187,149

Cash and cash equivalents,
end of the period	$ 14,733	$ 74,467	$ 14,733	$ 74,467

Supplemental disclosure of cash flow
information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

				Retained
				Earnings
				(Deficit)
				Accumulated
	Common Stock			during the
	Number of		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, February 8, 2000 (Date of Incorporation)	-	$ -	$ -	$ -	$ -

Net income for the period	-	-	-	737	737

Balance, April 30, 2000	-	-	-	737	737

Cash received from escrow share issuances at $0.075 per share	2,250,000	168,750	-	-	168,750
Net income for the year	-	-	-	1,297	1,297

Balance, April 30, 2001	2,250,000	168,750	-	2,034	170,784

Cash received from share issuances at $0.15 per share	1,837,500	275,625	-	-	275,625
Less share issue costs	-	(72,783)	-	-	(72,783)
Net loss for the year	-	-	-	(34,310)	(34,310)

Balance, April 30, 2002	4,087,500	371,592	-	(32,276)	339,316

Net loss for the year	-	-	-	(45,773)	(45,773)

Balance, April 30, 2003	4,087,500	371,592	-	(78,049)	293,543

Net loss for the year	-	-	-	(143,489)	(143,489)

Balance, April 30, 2004	4,087,500	371,592	-	(221,538)	150,054
Cancel escrow shares	(2,250,000)	(168,750)	168,750	-	-
Cash received from share
issuance at $0.001 per share	4,500,000	4,500	-	-	4,500

Net loss for the period	-	-	-	(40,744)	(40,744)

Balance, January 31, 2005	6,337,500	$ 207,342	$ 168,750	$ (262,282)	$ 113,810

SEE ACCOMPANYING NOTES

BROCKTON CAPITAL CORP.

(A Development Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the April 30, 2004 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s April 30, 2004 annual financial statements.

Note 2

Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has a working capital deficiency of $9,800 at January 31, 2005, has not yet achieved profitable operations and has accumulated losses of $262,282 since inception, which raises substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock.  Continued operations of the Company are dependent on the Company’s ability to complete equity financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Note 3

Significant Accounting Policy

Rights

Intangible assets with indefinite lives are not amortized but are subject to an annual impairment test.  Other intangible assets are amortized over their estimated useful lives and are also tested for impairment annually. Impairment write-downs will be charged to operations.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Interim Financial Statement

January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 2

Note 4

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At April 30, 2004, there were 2,250,000 common shares held in escrow, whose release was subject to the policies of the TSX.  During the nine months ended January 31, 2005, the Company was voluntarily delisted from the TSX, and as a result, on July 29, 2004, its escrow shares were cancelled and returned to the treasury.

c)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Detail of stock options for the nine months ended January 31, 2005 are as follows:

	Nine months ended January 31,
	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price
Options outstanding and exercisable at beginning of period	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19

Options outstanding and exercisable at end of period	302,500	$0.15	407,500	$0.16

At January 31, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding. Each option entitles the holder to purchase one common share at $0.15 each until August 28, 2006.

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Interim Financial Statement

January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 3

Note 4

Share Capital – (cont’d)

c)

Commitments: - (cont’d)

Stock-based Compensation Plan – (cont’d)

The compensation charge associated with the options granted during the nine months ended January 31, 2004 in the amount of $9,947 is not recognized in the financial statements, but included in the pro-forma amounts below.  The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Dividend yield

0.0%

Expected volatility

20.1%

Risk-free interest rate

3.0%

Expected term in years

5

Had the fair value method been used for those options issued, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

Nine months
ended
January 31,
2004

Net loss As reported	$ (57,817)
Pro-forma	$ (67,764)
Basic and diluted loss per share As reported	$ (0.01)
Pro-forma	$ (0.02)

Note 5

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company:

	Nine months ended
	January 31,
	2005	2004

Accounting fees	$ 4,426	$ 13,009
Equipment rental	4,500	4,500
Office supplies	2,250	2,250
Rent	6,750	6,750

	$ 17,926	$ 26,509

Brockton Capital Corp.

(A Development Stage Company)

Notes to the Interim Financial Statement

January 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 4

Note 5

Related Party Transactions – (cont’d)

These expenditures were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At January 31, 2005, accounts payable and accrued liabilities includes $14,235 owing to a partnership controlled by two directors of the Company.

Note 6

Rights – Note 7

By a distributor agreement dated July 5, 2004, the Company acquired the non-exclusive right to market, sell and distribute in Canada the full product line of a private company, Cyberhand Technologies Inc. (“Cyberhand”).  Consideration paid was the assignment of the principal and accrued interest of $123,610 due from Cyberhand on promissory notes receivable.  Under the terms of the agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under the agreement on July 15, 2004. As required by the agreement, the Company purchased an initial stocking order of 200 units at a cost of $10,735.

Note 7

Non-cash Transactions

Investing and financing activities that do not have an impact on current cash flows are excluded from the statement of cash flows. The following transactions have been excluded:

During the nine months ended January 31, 2005;

a)

the Company cancelled and returned to treasury 2,250,000 common shares previously issued at $0.075 per share ($168,750).  The amount paid for these shares has been recorded as contributed surplus.

b)

the Company acquired Rights (Note 6) in exchange for notes and accrued interest receivable of $123,610.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Kevin Hanson, President of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

March 31, 2005
Date

/s/Kevin Hanson
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Brockton Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Brockton Capital Corp., (the “issuer”) for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

March 31, 2005
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

BROCKTON CAPITAL CORP.

QUARTERLY REPORT

for the nine months ended January 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:

March 30, 2005

1.2

Overall Performance

Nature of Business and Overall Performance

The Company is in the development stage and its activities were primarily related to the completion of the Company’s initial public offering and Qualifying Transaction as defined by the TSX Venture Exchange (“TSX”).  Effective August 1, 2001, the Company completed its initial public offering (“IPO”), having received approval from the British Columbia Securities Commission, the Alberta Securities Commission and the TSX, and issued 1,750,000 common shares at $0.15 per share for net proceeds of $189,717.  On August 27, 2001, the common shares of the Company were listed for trading on the TSX.

The Company’s principle business since its listing on the TSX on August 27, 2001, has been to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the TSX.  The Company was required to complete an acquisition on or before March 31, 2003.

On August 28, 2003, trading in the shares of the Company was suspended, as the Company had not completed its qualifying transaction within eighteen months of the Company’s listing.  Effective June 16, 2004, the Company was delisted from trading on the TSX-V at the request of the Company.  The reason for the request was due to default risks associated with the Cyberhand acquisition (see “Business Acquisition and Financing). Subsequent to the delisting, the Company cancelled and returned to treasury the original 2,250,000 escrow common shares previously issued to insiders of the Company (including the directors of the Company) at $0.075 per share ($168,750) and completed a private placement of 4,500,000 common shares at $0.001 per share.

Effective June 24, 2002, the Company became registered and fully reporting with the United States Securities and Exchange Commission and effective March 28, 2005 the Company’s common shares commenced trading on the OTCBB.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 3

Business Acquisition and Financing

By a Letter of Intent dated September 4, 2002 and a formal agreement dated August 28, 2003 the Company agreed to acquire 100% of the common shares of a private company, Cyberhand Technologies Inc. (“Cyberhand”) in consideration for the issuance of 8,130,000 common shares of the Company at approximately $0.20 per share.  Cyberhand, incorporated in Alberta Canada, is developing new technologies specific to consumer electronics.  The transaction was approved on December 12, 2003 by the shareholders, but was subject to completion of financing and further regulatory approval.  On March 17, 2003, the Company received conditional regulatory approval to the transaction subject to a number of conditions, the most significant of which was the completion of a private placement of a minimum $1,600,000.  Effective March 31, 2004, the Company had not completed this private placement and the agreement was terminated, as it could not be closed within the time frame provided.

The Company had advanced $109,280 to Cyberhand pursuant to various promissory notes, which bear interest at 10% per annum and were secured by general security agreements on the assets of Cyberhand.  The principal and interest was due and payable at April 30, 2004.  Accrued interest receivable was $14,330.

On July 5, 2004, the Company entered into a distribution agreement with Cyberhand to acquire the right to market, sell and distribute in Canada the full product line of Cyberhand, including the Pocketop wireless folding keyboard and a new family of ergonomic mouse products.  Consideration for this right was the assignment of principal and accrued interest receivable on the promissory notes above.

Pursuant to the distribution agreement, the Company agreed to purchase a minimum of 15,000 units on or before July 5, 2006, and upon completion of this minimum order, to purchase 50,000 units per month or forfeit its rights under this agreement.  As required by the agreement, the Company also purchased the initial stocking order of 200 units at a cost of $10,735.

The Company also paid a total of $72,127 in respect to a sponsorship agreement and various other directly related expenses for the acquisition noted above.  These costs were written off upon termination of the agreement.

On September 26, 2001, the agent of the initial public offering exercised 87,500 agent’s share purchase options at $0.15 per share for net proceeds to the Company of $13,125.

On September 29, 2004, the Company completed a private placement for the issue of 4,500,000 common shares at $0.001 per share for proceeds of $4,500.  Subscribers to this placement include directors of the Company (1,250,000).

By a stock option agreement dated May 14, 2003, the Company granted 105,000 share purchase options to a director of the Company entitling him to acquire up to 105,000 common shares at $0.19 per share exercisable to May 14, 2008. This option did not receive regulatory approval and consequently was cancelled.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 4

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

Years ended April 30,
	2004	2003	2002
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (143,489)	$ (45,773)	$ (34,310)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.08)	$ (0.02)	$ (0.03)
Net loss	$ (143,489)	$ (45,773)	$ (34,310)
Basic and diluted loss per share	$ (0.08)	$ (0.02)	$ (0.03)
Total assets	$ 176,549	$ 313,924	$ 351,009
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

Fluctuation in reported earnings during the years are primarily due to fluctuations in legal and accounting fees related to potential projects being undertaken and the write-off of deferred investment expenses in 2004.

1.4

Results of Operations

Operations during the nine months ended January 31, 2005 were primarily related to completion of a distribution agreement with Cyberhand and listing of the Company’s common shares on the OTCBB.  There were no investor relations arrangements entered into during the period.  There also were no legal proceedings, contingent liabilities, defaults under debt or other contractual obligations, breach of any laws or special resolutions during the period.

At January 31, 2005, the Company had a total working capital deficit of $9,800.  Therefore, in order to continue operations, the Company will need to obtain new financing or generate profitable operations within the next few months.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 5

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,
	2005	2004	2004	2004	2004	2003	2003	2003

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)	$ (10,648)	$ (14,140)
Per share	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ -	$ (0.01)	-	(0.05)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)
Net loss:
Total	$ (14,359)	$ (18,176)	$ (8,209)	$ (85,672)	$ (33,608)	$ (13,561)	$ (10,648)	$ (14,140)
Per share	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ -	$ (0.01)	$ -	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)

1.6

Liquidity

The Company has total assets of $151,720.  The primary assets of the Company are cash of $14,733, inventory of $10,735 and marketing and distribution rights carried at $123,610.  The Company has no long-term liabilities and has working capital deficit of $9,800.  It is management’s opinion that the Company’s operating requirements for the next year will not be met without additional funding.  Management is currently reviewing financing alternatives including additional private placements and loans from related parties.

1.7

Capital Resources

The Company has acquired certain marketing and distribution rights, as described in Note 6 to the financial statements, for the non-exclusive right to market, sell and distribute in Canada the full product line of Cyberhand. See Section 1.2, Business Acquisition and Financing.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 6

1.9

Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Nine months
	ended	Year ended
	January 31,	April 30,
	2005	2004

Accounting	$ 4,426	$ 16,109
Equipment rental	4,500	6,000
Office supplies	2,250	3,000
Rent	6,750	9,000

	$ 17,926	$ 34,109

1.10

Fourth Quarter

N/A

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

Management has determined that no impairment write-down is required for the intangible assets purchased during the period. See 1.2 and 1.7 above and 1.13 below.

1.13

Changes in Accounting Policies

Effective May 1, 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments” whereby all stock-based compensation is accounted for using a fair value based method of accounting.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for stock options granted.  No options have since been granted and accordingly, there have been no changes to the financial statements as a result of this change.

Intangible assets acquired with indefinite lives, are not amortized but are subject to an annual impairment test.  Any impairment will be charged to operations.

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 7

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirements

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

	Common Stock
	Number of
	Shares	Amount

Balance, April 30, 2004	4,087,500	$ 371,592
Shares cancelled pursuant to delisting from TSX	(2,250,000)	(168,750)
Private placement	4,500,000	4,500

Balance, January 31, 2005 and March 29, 2005	6,337,500	$ 207,342

Brockton Capital Corp.

Quarterly Report – Management Discussion and Analysis

for the nine months ended January 31, 2005 – Page 8

1.15

Other MD&A Requirements – (cont’d)

b)

Disclosure of Outstanding Share Capital – (cont’d)

b)

Commitments:

Stock-based Compensation Plan

The Company has granted directors and officers common share purchase options.  Options are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant, however, the Company was not publicly listed at the date of the grant and the options were priced equal to the offering price on the Company’s Initial Public Offering.  Detail of stock options for the nine months ended January 31, 2005 and March 29, 2005 are as follows:

	Nine months ended January 31,
	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Shares	Price	Shares	Price

Options outstanding and exercisable at beginning of period	302,500	$0.15	302,500	$0.15
Granted	-	-	105,000	$0.19

Options outstanding and exercisable at end of period	302,500	$0.15	487,500	$0.16

At January 31, 2005 and March 29, 2005, directors and officers of the Company held the 302,500 common share purchase options outstanding.  Each option entitles the holder to purchase one share at $0.15 each until August 28, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760

(Registrant)

Date: April 8, 2005            By /s/ Kevin R. Hanson

                                                      Kevin R. Hanson, President/CEO/Director